UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 0-02287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYMMETRICOM

TAX DEFERRED SAVINGS PLAN

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CA 95131

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

    Symmetricom Tax Deferred Savings Plan:

We have audited the accompanying financial statements of Symmetricom Tax Deferred Savings Plan (the Plan) as of December 31, 2009 and 2008 and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Symmetricom Tax Deferred Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Francisco, California

June 28, 2010

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments, at fair value	$41,192,492	$32,258,384
Participant loans	755,395	664,473

Total assets held for investments purposes, at fair value	41,947,887	32,922,857

Contributions receivable -
Employer	44,774	48,053

NET ASSETS AVAILABLE FOR BENEFITS	$41,992,661	$32,970,910

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with these statements.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss) -
Interest, dividends and other	$483,068	$443,646
Net appreciation (depreciation) in fair value of investments	5,938,555	(11,589,807)

Total investment income (loss)	6,421,623	(11,146,161)

Contributions -
Participants	3,954,241	3,998,242
Employer	697,250	643,548
Rollovers	842,027	62,321

Total contributions	5,493,518	4,704,111

Total additions (deductions)	11,915,141	(6,442,050)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Withdrawals and benefits paid to participants	2,884,930	3,346,806
Administrative expenses	8,460	1,511

Total deductions	2,893,390	3,348,317

Net increase (decrease)	9,021,751	(9,790,367)

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	32,970,910	42,761,277

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$41,992,661	$32,970,910

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with these statements.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

1. Description of Plan

The following description of the Symmetricom Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan, covering substantially all eligible employees of Symmetricom, Inc. (the Company) who have attained the age of 18, not a leased employee or intern and not residents of Puerto Rico as defined in the Plan. The Plan was effective April 1, 1989 and was subsequently amended mainly to comply with regulatory changes. The Plan was most recently amended and restated effective December 23, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

Contributions — Participants may elect to contribute a percentage or a flat dollar amount of their eligible compensation to the Plan up to the amount allowable under the Plan document, not exceeding the Internal Revenue Code limitations of $16,500 and $15,500 in 2009 and 2008, respectively. Participants, who are at least age 50 or older by the end of the calendar year, may also make additional contributions of up to $5,500 and $5,000 in 2009 and 2008, respectively.

The Company may make a regular matching contribution to the Plan for each contribution period, as defined, on behalf of each of its participants during the contribution period, who has met the allocation requirements for regular matching contributions. The amount of such regular matching contributions shall be equal to 50% of the participants’ tax-deferred contribution made for the contribution period on behalf of such participant, up to a maximum of 3.0% of the participant’s eligible compensation. The Company made regular matching contributions of $652,476 and $595,495 during the years ended December 31, 2009 and 2008, respectively.

The Company, in its discretion, may elect to make a true-up matching contribution on behalf of its participants during the contribution period in an amount which, when aggregated with the regular matching contribution with respect to the contribution period within the Plan year, will provide the maximum matching contribution. The Company made true-up matching contributions of $44,774 and $48,053 during the years ended December 31, 2009 and 2008, respectively.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, allocations of regular and additional matching contributions by the Company and Plan earnings, and charged with an allocation of administrative expenses. Allocation was based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Participants are likewise 100% vested in the Company’s regular and true-up matching contributions, plus actual earnings thereon, allocated to the participant’s account prior to January 1, 2001 and between January 1, 2002 and June 30, 2003. A participant’s vested interest in his or her additional matching contribution shall be at all times 100%.

A participant’s vested interest in the regular and true-up matching contributions allocated to his or her account during the 2001 plan year and on and after July 1, 2003 shall be determined in accordance with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 1	0%
1	25%
2	50%
3	100%

For the above purpose, a “vesting service” shall be computed to the nearest 1/12th of a year treating each calendar month or portion of a calendar month in which a participant is credited continuous service as 1/12th year of vesting service.

Participant Loans — The Company is the plan administrator. The Plan allows the participants to borrow a portion of the balance in their plan accounts, subject to the approval of the plan administrator. A participant may borrow an amount not to exceed the lesser of 50% of his or her total vested account balance or $50,000, less the highest outstanding loan balance during the previous twelve-month period. The term for repayment of any loan may not exceed five years, unless the loan is used to purchase a primary residence which may be repaid within a ten year-period. The loans are secured by the balance in the participants account and bear interest at rates that range from 4.25% and 10.50%, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest repayments are paid ratably through semi-monthly payroll deductions.

Withdrawals and Benefits Paid to Participants — In the event of a termination of employment due to death, disability, retirement or for other reasons, a participant will be entitled to receive his or her vested account balance in lump sum amount. If the value of the participant’s vested account balance exceeds $1,000, distribution of such vested interest shall not commence to such participant without the participant’s written consent. If the value of the participant’s vested account balance is equal to or less than $1,000, distribution of such vested interest shall be made to the participant in a single lump sum payment or through a direct rollover as soon a reasonably practicable.

The total withdrawals and benefits paid to participants were $2,884,930 and $3,346,806 during the years ended December 31, 2009 and 2008, respectively.

Rollover Contributions — Participants may rollover part or all of eligible rollover distributions that participants received from a prior employer’s qualified plan.

Forfeited Accounts — These accounts will be used to reduce future employer contributions or pay Plan expenses. The forfeited account balances were $22,548 and $77,672 during the years ended December 31, 2009 and 2008, respectively.

Administrative Expenses — Administrative expenses paid by the Plan pertain to costs related to monthly expenses and materials. All other administrative expenses, including legal, accounting and data processing fees, are substantially paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits is presented at the fair value of the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. As of December 31, 2009 and 2008, the fair value is equal to the contract value.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair market value. Fair value is the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits — Benefits are recorded when paid.

Subsequent Events — The Plan has evaluated subsequent events through June 28, 2010, the date the financial statements were available to be issued.

3. Investments

The following table presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008:

	2009	2008
Guaranteed Income Fund	$11,084,085	$10,546,919
Pioneer Cullen Value A	4,122,671	*
FID Advisor New Insights	3,991,705	*
Core Bond Enhan Index	3,124,028	2,734,837
Dryden S&P 500 Index Fund	2,609,568	1,908,594
Large Cap Value/AJO Fund	—	3,163,617
Fidelity Adv Equity Growth	—	2,504,564
Symmetricom, Inc. Common Stock	*	1,651,117
Other funds individually less than 5% of net assets	16,260,435	9,748,736

	41,192,492	32,258,384

Participant loans	755,395	664,473

Total assets held for investment purposes	$41,947,887	$32,922,857

*	Less than 5%

Participants may elect to have their account balance invested in a single investment fund or in any combination of investment funds. The investment funds are held and managed by Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust, F.S.B. (collectively known as Prudential), the Plan’s trustee (custodian). The Company has no authority on how each fund is managed or invested.

The Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in fair value by $5,938,555 and ($11,589,807) during the years ended December 31, 2009 and 2008, respectively as follows:

	2009	2008
Pooled separate accounts	$5,442,309	$(11,302,294)
Common stock	496,246	(287,513)

	$5,938,555	$(11,589,807)

4. Fair Value Measurements

The pronouncement on Fair Value Measurement and Disclosures establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There has been no change in the methodology used at December 31, 2009 and 2008.

Mutual Funds — These investments are public investment vehicles valued at the net asset value (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. These are classified within Level 1 or 2 of the valuation hierarchy.

Pooled Separate Accounts — The value of the units held in pooled separate accounts are based on quoted market prices of the underlying investments and are based on the net asset value of the shares held by the Plan at year end. The pooled separate accounts consist of investments in mutual funds, common stocks and bond funds which are stated at fair value. The following is a description of valuation methodologies used for the investments measured at fair value.

Common stocks and U.S. stock funds are valued at the closing price reported on the active market on which individual securities are traded. Symmetricom, Inc. common stock is classified within Level 1 of the valuation hierarchy. The U.S. stock funds are classified within Level 1 of the valuation hierarchy.

U.S. bond funds are typically priced by Interactive Data using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Interactive Data also monitors market indices and industry and economic events, including credit rating agency actions. At times, prices may be challenged by investment managers and, in turn, overridden by the Trustee if it is deemed that a different price may be more reflective of fair market value. These are classified within Level 2 of the valuation hierarchy.

International stock funds are valued at the closing price from the appropriate local stock exchange(s). These prices are updated in the event that there are material market movements between local and stock exchange closing time and portfolio valuation time. These are classified within Level 2 of the valuation hierarchy.

Guaranteed Investment Contract — This represents group annuity product that have no market value adjustment upon discontinuance. The Plan effectively owns a promise to pay interest at crediting rates which are announced in advanced and guaranteed for a specified period of time as outlined in the contract. As such, fair value is presumed to be the contract value less any adjustment with respect to the creditworthiness of the issuer and is classified within Level 2 of the valuation hierarchy.

Participant Loans — These loans are valued at amortized cost, adjusted for allowance for doubtful accounts based on payment history, collateral and default rates of participant loans held by the Plan. Participant loans are classified within Level 3 of the valuation hierarchy as the Plan use unobservable inputs and the valuation requires management judgment. There are no allowance for doubtful accounts as of December 31, 2009 and 2008.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets measured at fair value as of December 31, 2009 and 2008, are as follows:

	2009
	Level 1	Level 2	Level 3	Total
Common stock	$1,933,239	$—	$—	$1,933,239
Pooled separate accounts
U.S. bond funds	—	3,124,028	—	3,124,028
U.S. stock funds	5,035,145	—	—	5,035,145
International stocks	—	1,560,551	—	1,560,551
Balanced funds	—	3,812,900	—	3,812,900
Mutual funds	14,642,544	—	—	14,642,544
Guaranteed investment contract	—	11,084,085	—	11,084,085
Participant loans	—	—	755,395	755,395

Assets at fair value	$21,610,928	$19,581,564	$755,395	$41,947,887

	2008
	Level 1	Level 2	Level 3	Total
Common stock	$1,651,117	$—	$—	$1,651,117
Pooled separate accounts
U.S. bond funds	—	2,734,837	—	2,734,837
U.S. stock funds	6,290,005	—	—	6,290,005
International stocks	—	572,864	—	572,864
Balanced funds	—	10,286,733	—	10,286,733
Mutual funds	175,909	—	—	175,909
Guaranteed investment contract	—	10,546,919	—	10,546,919
Participant loans	—	—	664,473	664,473

Assets at fair value	$8,117,031	$24,141,353	$664,473	$32,922,857

Level 3 Gains and Losses — The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Level 3 Assets Year Ended December 31, 2009 Participant Loans
Balance - Beginning of Year	$664,473
Issuances and settlements, net	90,922

Balance - End of Year	$755,395

5. Guaranteed Investment Contract

The Plan entered into a benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company, the Plan’s trustee (Prudential Retirement). Prudential Retirement maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract is effected directly between the Plan sponsor and the issuer. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.

Interest is credited on the contract balances using a single portfolio rate. Under this methodology, a single interest crediting rate is applied to all contributions made regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting, and are based on many factors, including current economic conditions, the general interest rate environment and both the expected and actual experience of reference portfolio within the issuer’s general account. The minimum crediting rate under the contract is 1.50%. The average yields earned by the plan under the contract were 1.35% and 2.83% during the years ended December 31, 2009 and 2008, respectively. There were no reserves against the contract value for the credit risk of the contract issuer. The guaranteed investment contract is fully benefit-responsive. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Generally, there are no events that may limit the ability of the Plan to transact at contract value or that would allow the issuer to terminate the contracts, which would require the Plan Sponsor to settle at an amount different from the contract value.

6. Related Party Transactions

Plan assets include certain investments being managed by Prudential. As the trustee (custodian), Prudential also performs administrative functions such as handling contributions and benefit payments. Accordingly, these transactions are considered related party transactions and are exempt from prohibition under ERISA of 1974. In addition, Company personnel and facilities are used to perform various administrative functions on behalf of the Plan, with no charge to the Plan.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. The aggregate number of shares and fair value of investment in Company common stock were 371,777 shares and $1,933,239, and 418,004 shares and $1,651,117 as of December 31, 2009 and 2008, respectively.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue or amend its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

8. Income Tax Status

The Plan obtained its latest determination letter dated September 26, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Such an opinion, however, does not constitute a ruling or determination on the Plan’s qualification under the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes had been included in the Plan’s accompanying financial statements.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

10. Subsequent Event

In November, 2009, the Board approved the suspension of the Symmetricom Company Stock Fund.

Commencing January 1, 2010, a Roth 401(k) provision was added to the Plan.

SUPPLEMENTAL SCHEDULE

SYMMETRICOM TAX DEFERRED SAVINGS PLAN

Employer Identification Number: 95-1906306

Plan Number: 001

SCHEDULE H, LINE 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
	Prudential Retirement Insurance and Annuity Company / Prudential Bank & Trust, F.S.B:
*	Guaranteed Investment Fund	Annuity contract	$11,084,085
	Pioneer Cullen Value A	Mutual fund	4,122,671
	FID Advisor New Insights	Mutual fund	3,991,705
*	Core Bond Enhan Index	Pooled separate account	3,124,028
*	Dryden S&P 500 Index Fund	Pooled separate account	2,609,568
*	Wells Fargo Adv Sm Cap Z	Pooled separate account	2,000,977
*	Prudential Retirement Brokerage Services	Symmetricom, Inc. Common Stock	1,933,239
	Amer:EuroPacific Grow R3	Mutual fund	1,718,445
*	Oppenheimer Global Fund	Pooled separate account	1,560,551
	Columbia Acorn A	Mutual fund	1,557,448
	Victory Established Value	Mutual fund	1,498,955
*	Retirement Goal 2020 Fund	Pooled separate account	1,342,500
*	Retirement Goal 2030 Fund	Pooled separate account	1,263,893
	JPM Market Expan Index A	Mutual fund	897,512
	JP Morgan Int’l Eq Ind A	Mutual fund	855,808
*	Retirement Goal 2040 Fund	Pooled separate account	587,837
*	SM Cap Growth/Essex	Pooled separate account	424,600
*	Retirement Goal 2010 Fund	Pooled separate account	421,275
*	Retirement Goal 2050 Fund	Pooled separate account	136,273
*	Retirement Goal Income Fd	Pooled separate account	61,122
	Participant loans	4.25% to 10.50% interest rates	755,395

	Total assets held for investment purposes		$41,947,887

*	Investment managed by party-in-interest to the Plan

The accompanying independent registered public accounting firm’s report and notes to financial statements should be read in conjunction with this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRICOM TAX DEFERRED SAVINGS PLAN.

Date: June 28, 2010	By	/s/ Justin Spencer
JUSTIN SPENCER

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm